UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Waste Technology Corp.
(Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

94091-20-0
(CUSIP Number)

LaRita R. Boren and Leland E. Boren
9315 S. 950 E. Upland, Indiana 46989  (765) 998-8100
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2005
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 940901-20-0                 13D                            PAGE 2 OF 8


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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON:
     LaRita R. Boren

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b)
[ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.       SOLE VOTING POWER:                     1,502,971
     8.       SHARED VOTING POWER:                  203,968 (1)
     9.       SOLE DISPOSITIVE POWER:            1,502,971
     10.      SHARED DISPOSITIVE POWER:        203,968 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
     1,706,939 (1)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     30.94%

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14.  TYPE OF REPORTING PERSON:
     IN

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(1) Includes 203,968 shares of common stock, par value $0.01 per share
("Common Stock"),of Waste Technology Corp., owned individually by LaRita R.
 Boren's spouse, Leland E. Boren. Mrs. Boren disclaims beneficial ownership of the shares owned individually by Mr. Boren.


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CUSIP NO. 940901-20-0                 13D                            PAGE 3 OF 8
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON:
     Leland E. Boren

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b)
[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.       SOLE VOTING POWER:                        203,968
     8.       SHARED VOTING POWER:               1,502,971(2)
     9.       SOLE DISPOSITIVE POWER:               203,968
     10.      SHARED DISPOSITIVE POWER:      1,502,971(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
     1,706,939 (2)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     30.94%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN

--------------------------------------------------------------------------------

(2) Includes 1,502,971 shares of Common Stock of Waste Technology Corp., owned individually by Leland E. Boren's spouse, LaRita R. Boren. Mr. Boren disclaims beneficial ownership of the shares owned individually by Mrs. Boren.



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CUSIP NO. 940901-20-0                 13D                            PAGE 4 OF 8


                            STATEMENT ON SCHEDULE 13D

      Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Reporting Persons hereby amend their initial Statement on Schedule 13D dated February 16, 2005, as amended by a
Schedule 13D/A filed on June 15, 2005. All information herein with respect to Waste Technology Corp., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Persons,as defined herein.

ITEM 1. SECURITY AND ISSUER.

No material change.

ITEM 2. IDENTITY AND BACKGROUND.

      Mrs. LaRita R. Boren, an individual and her spouse, Mr. Leland E. Boren, an individual (Mrs. Boren and Mr. Boren are collectively referred to as the "Reporting Persons") were elected to the Board of Directors of the Issuer on March 9, 2005. Mrs.Boren's term as a Director expires at the Annual Shareholder Meeting to be held in 2007. Mr. Boren was then elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005. His term as a Director expires at the Annual Shareholder Meeting to be held in 2008.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the purchase price paid by the Reporting Persons for their shares of Common Stock was their personal funds.

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CUSIP NO. 940901-20-0                 13D                            PAGE 5 OF 8


ITEM 4. PURPOSE OF TRANSACTION.

      On July 7, 2005 and August 9, 2005, Mr. Boren purchased an additional 35,000 and 25,000 shares, respectively, of the common stock, par value $0.01 per share (the "Common Stock") of the Issuer. Favorable pricing has compelled the Reporting Persons to make the investment in the Common Stock described by this Statement on Schedule 13D. So long as the pricing remains attractive, the Reporting Persons intend to continue purchasing shares of Common Stock.

      Other than as described in this Statement on Schedule 13D, at the present time the Reporting Persons have no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Company;

      (vi) any other material change in the Company's business or corporate structure;

      (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.


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CUSIP NO. 940901-20-0                 13D                            PAGE 6 OF 8


      The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

      The Reporting Persons may, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of the Company's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As set forth in this Statement on Schedule 13D, LaRita R. Boren currently owns, has the sole power to vote and the sole power to dispose of 1,502,971 shares of Common Stock of the Company, representing 27.25% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 31, 2005). As set forth in this Statement on Schedule

 13D, Leland E. Boren currently owns, has the sole power to vote and the sole power to dispose of 203,968 shares of Common Stock of the Company, representing 3.70% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 31, 2005). Mr. and Mrs. Boren disclaim beneficial ownership of the shares of Common Stock held individually by the other.

(c)	During the sixty (60) days prior to the filing date of this Statement, the following transactions were effected by Mr. Boren: (i) on July 7, 2005, Mr. Boren purchased 35,000 shares of Common Stock in an open market transaction at a price per share of $0.3886; (ii) on August 9, 2005, Mr. Boren purchased
25,000 shares of Common Stock in an open market transaction at a price per share of $0.40.

(d)	Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.


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CUSIP NO. 940901-20-0                 13D                            PAGE 7 OF 8


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.


--------------------------



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CUSIP NO. 940901-20-0                 13D                            PAGE 8 OF 8


                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 10, 2005           By:   	/s/ LaRita R. Boren
                         		      Name: LaRita R. Boren


Dated: August 10, 2005         By:     	/s/ Leland E. Boren
                         		      Name: Leland E. Boren



Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of Waste Technology Corp. (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on
 Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: February 24, 2005           By:         /s/ LaRita R. Boren
                         		      Name: LaRita R. Boren


Dated: February 24, 2005         By:         /s/ Leland E.. Boren
                         		      Name: Leland E. Boren